UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER THE TRUST INDENTURE ACT OF 1939

MILLAR WESTERN FOREST PRODUCTS LTD.
(Name of Applicant)

16640 - 111 Avenue
Edmonton, Alberta
Canada T5M 2S5
(780) 486-8200
(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9.0% Senior Secured Notes due 2022	US$131,250,000 aggregate principal amount

Approximate Date Of Proposed Public Offering:
Upon the Completion Date of the Arrangement referred to herein.

C T Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8940
(Name and Address of Agent for Service)

With a copy to:

Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West
Suite 3100
Toronto, Ontario M5K 1J3
(416) 504-0520

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Form T-3, initially filed with the Securities and Exchange Commission on March 10, 2017 (File No. 022-29040) (the “Original Application”), is being filed to update certain contents of the Original Application and to include certain additional exhibits, including Exhibit T3D (Final Order of the Court). This Amendment is not intended to amend or delete any part of the Original Application except to the extent expressly indicated herein, and all other information in the Original Application remains unchanged and has been omitted from this Amendment.

GENERAL

            2.        Securities Act Exemption Applicable.

The information contained in Item 2 is hereby supplemented to add the following:

            On April 11, 2017, the plan of arrangement (the “Original Plan of Arrangement”) was amended to, among other things, (i) increase the Note Exchange Ratio (as defined in the Original Plan of Arrangement) from 50% to 62.5%, and (ii) eliminate the issuance of any Early Consent Notes on implementation of the Arrangement. Accordingly, pursuant to the amended plan of arrangement (the “Amended Plan of Arrangement”), all of the Existing Notes will be exchanged on implementation of the Arrangement for US$131,250,000 of Notes (or 62.5% of the aggregate principal amount of the Existing Notes). A copy of the Amended Plan of Arrangement is included herewith as Exhibit T3E(6).

            On April 13, 2017, the Ontario Superior Court of Justice (Commercial List) (the “Court”) entered a final order (the “Final Order”) which, among other things, approved the Arrangement. A copy of the Final Order is included herewith as Exhibit T3D.

AFFILIATIONS

            3.        Affiliates.

The information contained in Item 3 is hereby supplemented to add the following:

                        In connection with the Amended Plan of Arrangement, Atlas has agreed to increase the aggregate principal amount of Notes that it will exchange to complete the Share Exchange Transaction, from US$41.7 million to US$52.1 million aggregate principal amount of Notes.

MANAGEMENT AND CONTROL

            4.        Directors and Executive Officers.

The information contained in Item 4 is hereby supplemented to add the following:

                        Following the consummation of the Arrangement and the Share Exchange Transaction, the names of the directors and executive officers of the Issuer shall be as follows. The mailing address for each director and executive officer is: c/o 16640 - 111 Avenue, Edmonton, Alberta, Canada T5M 2S5, and each person’s telephone number is (780) 486-8200.

NAME	TITLE
H. MacKenzie Millar	Director
J. Craig Armstrong	President, Chief Executive Officer and Director
David Anderson	Vice-President, Finance, and Chief Financial Officer
Stefan Demharter	Vice-President, Wood Products
Brian McConkey	Vice-President, Human Resources
Andrew Bursky	Director
Timothy Fazio	Director
Jacob Hudson	Director

            5.        Principal Owners of Voting Securities.

The information contained in Item 5 is hereby supplemented to add the following:

                        In connection with the Amended Plan of Arrangement, Atlas has agreed to increase the aggregate principal amount of Notes that it will exchange to complete the Share Exchange Transaction, from US$41.7 million to US$52.1 million aggregate principal amount of Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

The information contained in Contents of Application for Qualification is hereby supplemented to add the following:

(i)	Exhibit T3E(2) — News Release dated March 22, 2017.

(ii)	Exhibit T3E(3) — News Release dated March 29, 2017.

(iii)	Exhibit T3E(4) — News Release dated April 7, 2017.

(iv)	Exhibit T3E(5) — News Release dated April 13, 2017.

(v)	Exhibit T3E(6) — Amended Plan of Arrangement.

SIGNATURE

                        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Millar Western Forest Products Ltd., a corporation organized and existing under the federal laws of Canada, has duly caused this amendment No. 1 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Edmonton, and province of Alberta, on April 26, 2017.

(SEAL)

MILLAR WESTERN FOREST PRODUCTS LTD.

By:	/s/ David Anderson
Name: David Anderson
Title: Vice President, Finance, and Chief Financial Officer

Attested By: /s/ Robert J. de Guzman
Name: Robert J. de Guzman
Title: Barrister & Solicitor

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Articles of Continuance of Millar Western Forest Products Ltd. (incorporated by reference to the Form 20-F filed with the Commission on March 8, 2017 (File No. 333-112898).

Exhibit T3B*	Bylaws of Millar Western Forest Products Ltd.

Exhibit T3C*	Form of Indenture relating to the Notes.

Exhibit T3D**	Final Order of the Court.

Exhibit T3E(1)*

Notice of Meeting and Management Information Circular for a Meeting of Holders of 8.5% Senior Notes due 2021 of Millar Western Forest Products Ltd. to Consider a Proposed Plan of Arrangement under the Canada Business Corporations Act, dated as of March 8, 2017.

Exhibit T3E(2)**	News Release dated March 22, 2017.

Exhibit T3E(3)**	News Release dated March 29, 2017.

Exhibit T3E(4)**	News Release dated April 7, 2017.

Exhibit T3E(5)**	News Release dated April 13, 2017.

Exhibit T3E(6)**	Amended Plan of Arrangement.

Exhibit T3F*	The cross reference sheet required by Exhibit T3F is contained in the Form of Indenture appended hereto as Exhibit T3C.

Exhibit 25.1*	Form T-1 of The Bank of New York Mellon as U.S. trustee with respect to the Form of Indenture.
_______________________________________
*	Previously filed.
**	Filed herewith.